February 9, 2010

Tim Buchmiller

Geoffrey Kruczek

Kaitlin Tillan

Andri Boerman

Mail Stop 3030

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

USA

Re: JinkoSolar Holding Co. Ltd.

Ladies and Gentlemen:

On behalf of JinkoSolar Holding Co., Ltd. (the “Company”), we enclose the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated February 5, 2010 (the “Comment Letter”). On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments.

We enclose herewith five courtesy copies of Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) in connection with the proposed offering of ordinary shares, par value US$0.00002 per share, in the form of American depositary shares, of the Company. Amendment No. 3 has been filed today with the Commission via EDGAR under the Securities Act of 1933, as amended. For your ease of reference, the courtesy copies have been marked to show changes to the Company’s Registration Statement filed with the Commission on February 4, 2010. The changes have been made to reflect the Company’s responses and developments.

In addition to responding to the Staff’s comments, the Company is also filing Exhibits 3.2, 5.1, 5.2, 8.2 (included in Exhibit 5.1), 8.3, 8.4, as well as Exhibits 10.48, 10.51, 10.52, 10.53 and 10.54, from which certain information as to which confidential treatment has been granted has been redacted.

Prospectus Cover Page

1.	If your securities have already been accepted for listing, as indicated by the certification received from the New York Stock Exchange, then please revise your statement that only an “application has been made” to list your securities.

The Company respectfully advises the Staff that the change will be reflected in the Rule 424(b) prospectus.

Exhibit 5.1

2.	We have reviewed your response to prior comment 9. Please note that we do not view the referenced publications as “authoritative” since neither the Staff nor the Commission was involved in the preparation of the TriBar report and subsequent literature, and, therefore, the interests of U.S. investors in public offerings were not directly represented in the preparation of the references you have cited in your response. We further note that Section 1.1 of the TriBar report itself indicates that “[a]dherence to the customary practice described in this Report may not be sufficient to meet all of the rules and practices imposed by government agencies having authority in particular regulated areas (e.g., securities laws...).” In addition, we note that Section 2.3 of the TriBar report indicates that “[o]pinion preparers are often permitted... to rely on assumptions... when information is not available (or is only available at substantial cost or delay)...” As such, we continue to view the assumptions in clause (a) of the first paragraph on page 2 as inappropriate since they have the effect of shifting the risk that these factual matters are not correct onto the investors in the offering when those facts are readily ascertainable through an officers’ certificate. Please either remove the referenced assumptions or provide us with a sufficient explanation as to why the factual matters in clause (a) are not readily ascertainable without substantial cost or delay.

The Staff’s comment is duly noted and the opinion has been revised accordingly. The revised opinion has been filed as Exhibit 5.1 to Amendment No. 3.

3.	Further regarding your response to prior comment 9:

•

Since counsel is opining only as to Cayman Islands law, as indicated in the opinion and in your response, please clarify why counsel must assume that no law of any other jurisdiction would have any implication on its opinion (i.e., this is not a common assumption; for example, in rendering opinions under Delaware General Corporation Law, counsel simply opines as to the DGCL and does not assume that the laws of other states or foreign jurisdictions do not apply); and

•

Similarly, the assumption in (c) continues to appear inappropriate, particularly in light of the statement in paragraph 2 “When issued and paid for as contemplated by the Registration Statement...” Given that statement, please clarify why the assumption in (c) is necessary and appropriate.

The Staff’s comment is duly noted and the opinion has been revised accordingly. The revised opinion has been filed as Exhibit 5.1 to Amendment No. 3.

4.	We note your response to prior comment 10. Given the reference that the opinion is limited to the “current law and practice,” it continues to appear that counsel’s opinion is limited to the law and practice as of the date of the opinion. Since the date of the opinion is earlier than the effective date of the registration statement to which it relates, and counsel does not customarily have an obligation to update its opinion (refer to Section 1.2(b) of the TriBar report), please file an updated opinion on the date you expect the registration statement to be declared effective or file a revised opinion without such a limitation.

The Staff’s comment is duly noted and the opinion has been revised to be dated February 9, 2010, the date on which the Company expects the Registration Statement to be declared effective. The revised opinion has been filed as Exhibit 5.1 to Amendment No. 3.

5.	We will continue to evaluate your response to prior comment 11 after you obtain an updated certificate and file a revised opinion reflecting the updated certificate you have obtained.

The Staff’s comment is duly noted and the opinion has been revised to reflect the updated certificate the Company’s Cayman Islands counsel Conyers Dills & Pearman has obtained. The revised opinion has been filed as Exhibit 5.1 to Amendment No. 3.

6.	We note paragraph 3 added to this exhibit in response to prior comment 12. This paragraph should indicate that the opinion set forth in the prospectus with regard to Cayman Islands law under the section “Taxation” is the opinion of counsel, and need not opine as to the manner in which the taxation opinion is described in the prospectus. Please revise.

The Staff’s comment is duly noted and the opinion has been revised accordingly. The revised opinion has been filed as Exhibit 5.1 to Amendment No. 3.

Exhibit 5.2

7.	We note your response to prior comment 14. Given the reference that the opinion is limited to the laws in effect as of the date of the opinion, and the date of the opinion precedes the effective date of the registration statement, you should file an updated opinion on the date you expect the registration statement to be declared effective or file a revised opinion without such a limitation.

The Staff’s comment is duly noted and the opinion has been revised to be dated February 9, 2010, the date on which the Company expects the Registration Statement to be declared effective. The revised opinion has been filed as Exhibit 5.2 to Amendment No. 3.

Exhibit 8.3

8.	We note your response to prior comment 17. Given that the opinion is based on the laws in effect as of the date of the opinion, and date of the opinion precedes the effective date of the registration statement, you should file an updated opinion on the date you expect the registration statement to be declared effective or file a revised opinion without such a limitation.

The Staff’s comment is duly noted and the opinion has been revised to be dated February 9, 2010, the date on which the Company expects the Registration Statement to be declared effective. The revised opinion has been filed as Exhibit 8.3 to Amendment No. 3.

9.	We [note] the revisions to the last paragraph in response to prior comment 20. Please have counsel expand its consent to include its consent to the use of the opinion.

The Staff’s comment is duly noted and the opinion has been revised accordingly. The revised opinion has been filed as Exhibit 8.3 to Amendment No. 3.

Exhibit 8.4

10.	Contrary to your response to prior comment 21, counsel’s consent to the use of its name on page 225 has not been included in this exhibit. Therefore, we reissue prior comment 21.

The Staff’s comment is duly noted and the opinion has been revised accordingly. The revised opinion has been filed as Exhibit 8.4 to Amendment No. 3.

11.	We note your response to prior comment 22. Given that the opinion is based on the laws in effect as of the date of the opinion, and the date of the opinion precedes the effective date of the registration statement, you should file an updated opinion on the date you expect the registration statement to be declared effective or file a revised opinion without such a limitation.

The Staff’s comment is duly noted and the opinion has been revised to be dated February 9, 2010, the date on which the Company expects the Registration Statement to be declared effective. The revised opinion has been filed as Exhibit 8.4 to Amendment No. 3.

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Please feel free to contact the undersigned at +8610 6535-3971 or +86139 1132-0778 with any comments or questions.

Yours sincerely,

/s/ Scott Clemens

Scott Clemens

Partner

+86 10 6535 3971

scott.clemens@bakernet.com

Enclosures

Cc:	Xiande Li, Chairman
Kangping Chen, Chief Executive Officer
JinkoSolar Holding Co., Ltd.
Leiming Chen, Partner
Simpson Thacher & Bartlett LLP
Khiaw Ngoh Tan, Partner, Stella Zhou, Partner
PricewaterhouseCoopers Zhong Tian CPAs Limited Company